UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 10, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Santarus, Inc.

File No. 333-111515 - CF#27392

_____

Santarus, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 23, 2003, as amended.

Based on representations by Santarus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5   through September 25, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Legal Branch Chief